EXHIBIT 5.2

ERISA QUALIFICATION UNDERTAKING

Pursuant to Instruction (b) under Item 8 of Form S-8, the Registrant hereby undertakes that it will submit or has submitted the Dynegy Northeast Generation, Inc. Savings Incentive Plan and any amendments thereto to the Internal Revenue Service in a timely manner and has made or will make all changes required by the Internal Revenue Service in order to qualify such plan.